March 7, 2005

The Board of Directors
Fairfax Financial Holdings Limited

We hereby consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-122290 and File No. 333-107361) of Fairfax Financial Holdings Limited (the “Company”) of our report dated March 4, 2005, relating to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting which appears in the Company’s Annual Report for the year ended December 31, 2004, which is included as Exhibit 1 to this Form 6-K.

Yours sincerely,

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International
Limited, each of which is a separate and independent legal entity.